UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42281

Premium Catering (Holdings) Limited

(Registrant’s Name)

6 Woodlands Walk

Singapore 738398

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Resignation of Lianquan Gao

The Board of Directors of Premium Catering (Holdings) Limited, a Cayman Islands exempted company with limited liability (the “Company”), has accepted the resignation of Lianquan Gao as Chief Executive Officer and an Executive Director of the Company, effective December 12, 2025.

Appointment of Edward Keng Yan Yoon

The Board of Directors of the Company has appointed Edward Keng Yan Yoon as Chief Executive Officer and an Executive Director of the Company, effective December 12, 2025, to fill the vacancies that resulted from Mr. Gao’s resignation.

The Board of Directors has determined and confirmed that Edward Keng Yan Yoon satisfies the “independence” requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

There are no family relationships between Edward Keng Yan Yoon and any of the members of the Company’s Board of Directors, or between Mr. Yoon and any of the Company’s other executive officers.

Since the beginning of the Company’s last fiscal year, neither Edward Keng Yan Yoon nor any of his associates or affiliates has had any material interest, direct or indirect, in any transaction, or in any proposed transaction, in which the Company was or is to be a participant and in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years.

Biography of Edward Keng Yan Yoon

Edward Keng Yan Yoon, age 44, has over twenty years of experience in finance and accounting. He brings a wealth of experience in financial management and strategic leadership, having held various senior roles across multiple industries. For the past two years, Mr. Yoon has served as Chief Financial Officer of Mikro MSC Berhad, an electrical equipment supplier in Shah Alam, Malaysia, whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad. From November 2021 to September 2023, he served as Chief Financial Officer of Republic Power Group Limited, a Singapore-based technology company that was recently listed on Nasdaq. From July 2019 to October 2021, Mr. Yoon was the Financial Controller at Jlwh Pte Ltd. where he led financial reporting and governance initiatives. Between 2004 and 2019, Mr. Yoon held various other positions in finance and accounting.

Mr. Yoon holds a Bachelors of Commerce degree from Australian National University with a major in Accounting and Finance and is a Chartered Accountant from Chartered Accountants Australia New Zealand (CA ANZ).

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

None

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Premium Catering (Holdings) Limited

Date:	December 12, 2025	By:	/s/ Ben Ka Hei Wong
		Name:	Ben Ka Hei Wong
		Title:	Chief Financial Officer

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